UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.__)

Under the Securities Exchange Act of 1934

Ross Acquisition Corp II
(Name of Issuer)

Class A ordinary shares
(Title of Class of Securities)

G7641C106
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7641C106	13G

1	NAMES OF REPORTING PERSONS
Ross Holding Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
8,625,000 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
8,625,000 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,625,000 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
20% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G7641C106	13G

1	NAMES OF REPORTING PERSONS
Wilbur L. Ross, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
8,625,000 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
8,625,000 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,625,000 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
20% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. G7641C106	13G

1	NAMES OF REPORTING PERSONS
Stephen J. Toy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
8,625,000 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
8,625,000 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,625,000 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
20% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. G7641C106	13G

1	NAMES OF REPORTING PERSONS
Nadim Z. Qureshi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
8,625,000 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
8,625,000 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,625,000 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
20% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1(a).	Name of Issuer:

Ross Acquisition Corp II (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1 Pelican Lane
Palm Beach, Florida 33480

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1. Ross Holding Company LLC (the “Sponsor”)
2. Wilbur L. Ross, Jr.
3. Stephen J. Toy
4. Nadim Z. Qureshi

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of the Reporting Persons is:

1 Pelican Lane
Palm Beach, Florida 33480

Item 2(c).	Citizenship:

See responses to Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share, of the Issuer (“Class A Ordinary Shares”)

Item 2(e).	CUSIP Number:

G7641C106

Item 3.	Not applicable.

Item 4	Ownership

(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in the cover page which relates to the beneficial ownership of the Class A Ordinary Shares as of December 31, 2021, is incorporated herein by reference.

The Sponsor directly owns 8,625,000 Class B Ordinary Shares, par value $0.0001 per share, of the Issuer (“Class B Ordinary Shares”), which are convertible into the Issuer’s Class A Ordinary Shares. Such shares may be deemed to be indirectly beneficially owned by Wilbur L. Ross, Jr., Stephen J. Toy and Nadim Z. Qureshi, who control and are the managing members of the Sponsor. As a result of these relationships, each of the Reporting Persons may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor. Each of the Reporting Persons disclaim beneficial ownership of such securities except to the extent of their direct ownership.

In addition to the securities reported on the cover pages hereto, the Sponsor also directly owns 5,933,333 private placement warrants to purchase 5,933,333 Class A Ordinary Shares. The private placement warrants become exercisable beginning on the later of one year from the Issuer’s initial public offering and 30 days after the completion of the Issuer’s initial business combination and expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Percentage ownership is based on 34,500,000 Class A Ordinary Shares and 8,625,000 Class B Ordinary Shares outstanding as of January 12, 2022, as reported by the Issuer in its quarterly report on Form 10-Q/A for the period ended September 30, 2021, and assumes conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

The responses of the Reporting Person to Items 2(a) and 4 are incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

	By:	/s/ Wilbur L. Ross, Jr.
Name: Wilbur L. Ross, Jr.

	By:	/s/ Stephen J. Toy
Name: Stephen J. Toy

	By:	/s/ Nadim. Z. Qureshi
Name: Nadim. Z. Qureshi

Ross Holding Company LLC

	By:	/s/ Wilbur L. Ross, Jr.
Name: Wilbur L. Ross, Jr.
Title: Member

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement by and among the Reporting Persons